EXHIBIT 99.1

Golar Power partners with Galileo and introduces Bio-LNG in Brazil

Golar Power Limited (“Golar Power”) announces today that it has signed an agreement with Galileo Technologies for the provision of LNG liquefaction solutions to support the development of its small-scale LNG distribution initiatives. The agreement between the two companies includes the introduction of a new clean fuel source through the production of Biomethane Liquefied Natural Gas (Bio-LNG).

The initial order involves the provision of two LNG production clusters. The first cluster contemplates two LNG production units capable of producing 30 tons of LNG per day from a mature gas field in the Brazilian state of Bahia. The second cluster will be installed in the state of Sao Paulo, where it will capture and liquefy biomethane from landfills. This cluster will have an initial production capacity of up to 15 tons of Bio-LNG per day. Operations are expected to start in 2020.

Golar Power is tapping new biomethane sources to increase the share of local LNG production and to accelerate the energy transition toward a cleaner energy chain with a lower carbon footprint. It also continues to innovate with the development of proprietary technologies for LNG truck loading stations as well as LNG filling solutions using Ship-to-ISO-containers, that once distributed through the road network, will deliver LNG to feed power stations, natural gas distribution companies, industries, as well as light and heavy vehicles.

Eduardo Antonello, Golar Power CEO commented: “The agreement with Galileo further expands Golar Power’s participation in the LNG chain.  It is also a first step toward the development of new domestic LNG sources in the Brazilian market. The combination of our strategically located import and regasification terminals and extensive distribution network via the partnership with BR Distribuidora is expected to place us in a unique position to reliably serve customers throughout Brazil. The economics of this business are solid and represent a unique showcase for what could be replicated worldwide.  With increasing focus on CO2 emissions and carbon taxes, the opportunity to produce and distribute Bio Methane from landfills has the potential to be a significant global growth market in the years to come”.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG Limited and Golar Power undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG Limited and Golar Power undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law

Hamilton, Bermuda

July 6, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhao

Stuart Buchanan